Exhibit 99.4
ALPHA NATURAL RESOURCES, INC.
AMENDED AND RESTATED 2004 STOCK INCENTIVE PLAN

ROLLOVER NONQUALIFIED STOCK OPTION AGREEMENT
          THIS AGREEMENT, is made as of [DATE], 2009 (the “Award Date”), between ALPHA NATURAL RESOURCES, INC. (f/k/a Foundation Coal Holdings, Inc.) and [NAME] (the “Participant”) and shall become effective as of the Closing Date of the Merger (as defined below).
RECITALS:
          WHEREAS, Alpha Natural Resources, Inc. (“Alpha”) and Foundation Coal Holdings, Inc. (“Foundation”) have entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 11, 2009, which provides, among other things, for the merger of Alpha with and into Foundation (the “Merger”), with Foundation continuing as the surviving corporation (the “Surviving Corporation”) of the Merger;
          WHEREAS, pursuant to Section 2.3(a) of the Merger Agreement, upon the effective time of the Merger, any options outstanding under the Foundation Amended and Restated 2004 Stock Incentive Plan or any other Foundation Plan (as defined in the Merger Agreement) to purchase shares of common stock, par value $0.01, of Foundation (an “Old Option”), shall become fully vested and shall be assumed by the Surviving Corporation and converted into an option (the “Option”) to purchase shares of common stock, par value $0.01 of the Surviving Corporation (the “Surviving Corporation Common Stock”), with such Option having other material terms and conditions substantially the same as those of the related Old Option;
          WHEREAS, in connection with the Merger, the Surviving Corporation shall, by operation of law, assume the Foundation Amended and Restated 2004 Stock Incentive Plan (the “Plan”) as such Plan may be amended from time to time, the terms of which are hereby incorporated by reference and made a part of this Agreement; and
          WHEREAS, the Compensation Committee of the Board of Directors of the Surviving Corporation (the “Committee”) has determined that the Participant be awarded an Option to purchase the number of shares of Surviving Corporation Common Stock provided for herein pursuant to the Plan and the terms set forth herein.
          NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties agree as follows:
          1. Definitions. Whenever the following terms are used in this Agreement, they shall have the meanings set forth below. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan.
               (a) Cause: “Cause” as defined in the Employment Agreement, including all of the procedures described therein applicable to a termination by the Company for Cause.
               (b) Employment Agreement: The employment agreement between the Participant and Foundation Coal Corporation, dated January 1, 2009.
               (c) Expiration Date: The tenth anniversary of the date that the Old Option was granted to the Participant.

          2. Grant of the Option. The Surviving Corporation hereby grants to the Participant the right and option to purchase, on the terms and conditions hereinafter set forth, all or any part of an aggregate number of shares of the Surviving Corporation Common Stock (each, a “Share” and collectively, the “Shares”), subject to adjustment as set forth in the Plan, as set forth below; the exercise price of the Shares subject to the Option shall be as set forth below (the “Option Price”), subject to adjustment as set forth in the Plan.

Number of Options	Option Price Per Share
[# of Options]	[$Option Exercise Price]

[# of Options]	[$Option Exercise Price]
The Option is intended to be a nonqualified stock option, and is not intended to be treated as an option that complies with Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and is granted to the Participant in substitution for the Old Option, such substitution being made in accordance with Treasury Regulation Section 1.424-1 and Treasury Regulation Section 1.409A-1(b)(5)(v). The material terms of the Old Option (which terms are attached hereto as Exhibit A) are deemed incorporated into this Option except with respect to the exercise price and the number and kind of shares which, in each case have been adjusted pursuant to the terms of the Merger Agreement, or as otherwise expressly provided herein.
          3. Vesting. As of the consummation of the transactions contemplated by the Merger Agreement, the Option shall be fully vested and exercisable.
          4. Period of Exercise. Subject to the provisions of the Plan and this Agreement, the Participant may exercise all or any part of the Option at any time prior to the Expiration Date. Notwithstanding the foregoing, if the Participant’s employment with the Surviving Corporation and its Affiliates terminates prior to the Expiration Date, the Option shall remain exercisable as follows:
               (a) Termination for any reason other than for Cause. If the Participant’s employment with the Surviving Corporation and its Affiliates terminates for any reason other than for Cause prior to the Expiration Date, the Option shall remain exercisable until the first to occur of (i) the Expiration Date and (ii) four years following the date of the Participant’s termination of employment with the Surviving Corporation and its Affiliates, and the Option shall thereafter terminate; and
               (b) Termination for Cause. If the Participant’s employment with the Surviving Corporation and its Affiliates is terminated by the Company for Cause, the Option shall immediately terminate in full and be of no further force and effect.
          5. Method of Exercise.
               (a) Subject to Section 4 of this Agreement, the Option may be exercised by delivering to the Surviving Corporation at its principal office written notice of intent to so exercise; provided that the Option may be exercised with respect to whole Shares only. Such notice shall specify the number of Shares for which the Option is being exercised and, other than as described in clause (C) or (D) of the following sentence, shall be accompanied by payment in full of the aggregate Option Price in respect of such Shares. Payment of the aggregate Option Price may be made (A) in cash, or its equivalent, (B) by transferring to the Surviving Corporation Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased, (C) if there is a public market for the Shares at the time of payment, subject to such rules as may be established by the Committee, through delivery of irrevocable instructions to a broker to sell the Shares otherwise deliverable upon the exercise of the Option and deliver promptly to the Surviving Corporation an amount equal to the aggregate Option Price, (D) to the extent it does not result in adverse accounting treatment to the Surviving Corporation (as reasonably determined by the Surviving Corporation), by having Shares that would otherwise have been delivered to the Participant upon exercise of an Option withheld by the Surviving Corporation or (E) such other method as approved by the Committee. No Participant shall have any rights to dividends or other rights of a stockholder with respect to the Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares or otherwise completed the exercise transaction as described in the preceding sentence and, if applicable, has satisfied any other conditions imposed pursuant to this Agreement.
               (b) Upon the Surviving Corporation’s determination that an Option has been validly exercised as to any of the Shares, the Surviving Corporation shall issue certificates in the Participant’s name for such Shares. However, the Surviving Corporation shall not be liable to the Participant for damages relating to any reasonable delays in issuing the certificates to the Participant or any loss by the Participant of the certificates.
               (c) In the event of the Participant’s death, the Option shall remain vested and exercisable by the Participant’s executor or administrator, or the person or persons to whom the Participant’s rights under this Agreement shall pass by will or by the laws of descent and distribution as the case may be, to the extent set forth in Section 4 of this Agreement. Any heir or legatee of the Participant shall take rights herein granted subject to the terms and conditions hereof.
          6. No Right to Continued Employment. Neither the Plan nor this Agreement shall be construed as giving the Participant the right to be retained in the employ of, or in any consulting relationship to, the Surviving Corporation or any Affiliate. Further, the Surviving Corporation or its Affiliate may at any time dismiss the Participant or discontinue any consulting relationship, free from any liability or any claim under the Plan or this Agreement, except as otherwise expressly provided herein.
          7. Transferability. Unless otherwise determined by the Committee, an Option may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Surviving Corporation or any Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. During the Participant’s lifetime, an Option is exercisable only by the Participant.
          8. Withholding. The Surviving Corporation or its Affiliate shall withhold from any payment due or transfer made under the Option or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property, including by having Shares with a Fair Market Value equal to the statutory minimum withholding liability withheld by the Surviving Corporation from any Shares that would have otherwise been deliverable upon the exercise of the Option) of any applicable withholding taxes in respect of the Option, its exercise, or any payment or transfer under the Option or under the Plan and the Surviving Corporation or its Affiliate shall have the right to take such other action as may be necessary in the opinion of the Surviving Corporation to satisfy all obligations for the payment of such taxes, unless the Participant remits a cash payment for a portion or all of such withholding taxes.
          9. Notices. Any notice under this Agreement shall be addressed to the Surviving Corporation in care of its General Counsel, addressed to the principal executive officer of the Surviving Corporation and to the Participant at the address last appearing in the personnel records of the Surviving Corporation for the Participant or to either party at such other address as either party hereto may hereafter designate in writing to the other. Any such notice shall be deemed effective upon receipt thereof by the addressee.
          10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws.
          11. Options Subject to Plan. By entering into this Agreement the Participant agrees and acknowledges that the Participant has received and read a copy of the Plan. The Options and the Shares received upon exercise of the Options are subject to the Plan and the terms and provisions of the Plan as it may be amended from time to time are hereby incorporated by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail.

          12. Section 409A. It is intended that the terms of this Agreement comply with Section 409A of the Code. If it is determined that the terms of this Agreement have been structured in a manner that would result in adverse tax treatment under Section 409A of the Code, the parties agree to negotiate in good faith and take such measures as each of them in their discretion deems appropriate to restructure the arrangement to minimize or avoid such adverse tax treatment without materially impairing Participant’s economic rights.
          13. Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
          IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto.

ALPHA NATURAL RESOURCES, INC. (f/k/a Foundation Coal Holdings, Inc.)

By:
Its

Participant

EXHIBIT A
Material Terms of the Old Option
The terms of the Form of Executive Officer Non-Qualified Stock Option Agreement, previously filed as an exhibit to Foundation Coal Holding, Inc.’s Form 10-Q on November 14, 2005, as thereafter amended.